

November 6, 2013

<u>Via Email</u>
Ken Martin
Chief Executive Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, Washington 98033

      Re: Hitor Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed April 16, 2013
              File No. 000-54581

Dear Mr. Martin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Martin James

              Martin James
              Senior Assistant Chief Accountant